SECURITIES AND EXCHANGE COMMISSION
                                  FORM S-2
                        REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                                   M Corp
            (Exact name of registrant as specified in its charter)

          Montana                                     81-0268769
(State or other jurisdiction                       (I.R.S. Employer
 of incorporation or organization)                 Identification No.)

   110 Second Street South, Great Falls, Montana, 59405, telephone number:
                              (406) 727-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jerry K. Mohland; 110 Second Street South, Great Falls, Montana, 59405,
                       telephone number: (406) 727-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check this box.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                     CALCULATION OF REGISTRATION FEE

                                     Proposed        Proposed
Title of Each                        Maximum         Maximum     Amount of
Class of Securities Amount to be  offering price     aggregate  Registration
to be Registered     Registered      per unit     offering price    Fee

One Dollar Par
Value              539,179 Shares      $2.00        $1,078,358     $318.12
Common Stock

Note: Specific details relating to the fee calculation shall be furnished in notes to the table, including references to provisions of Rule 457 relied upon, if the basis of the calculation is not otherwise evident from the information presented in the table. If the filing fee is calculated pursuant to Rule 457(o) under the Securities Act, only the title of the class of securities to be registered, the proposed maximum aggregate offering price for that class of securities and the amount of registration fee need to appear in the Calculation of Registration Fee table. Any difference between the dollar amount of securities registered for such offering and the dollar amount of securities sold may be carried forward on a future registration statement pursuant to Rule 429 under the Securities Act.
                   _____________________________________________
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY YO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE 1933 ACT OR UNTIL THE RGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMIINE.

                               M Corp


            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
            OF INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-2

Form S-2 Item and Caption                  Location in Prospectus

1 Forepart of the Registration Statement   Outside Front Cover Page
  and Outside Front Cover Page of
  Prospectus

2 Inside Front and Outside Back            Inside Front and Outside Back Cover
  Cover Pages of Prospectus                Pages; Available Information;
                                           Documents Incorporated by Reference

3 Summary Information, Risk Factors        Prospectus Summary; Risk Factors
  and Ratio of Earnings To Fixed
  Charges

4 Use of Proceeds                          Use of Proceeds

5 Determination of Offering Price          Authority, Determination of
                                           Offering Price and Other Matters

6 Dilution                                 Dilution

7 Selling Security Holders                 Selling Security Holders

8 Plan of Distribution                     Shareholder's Right to Purchase

9 Description of Securities to be          Description of Securities to be
  Registered                               Offered and Other Matters To
                                           Consider

10 Interests of Named Experts and
   Counsel                                 Not Applicable

11 Information with Respect to the
   Registrant                              Documents Incorporated by Reference

12 Incorporation of Certain Information    Documents Incorporated by Reference
   by Reference

13 Disclosure of Commission Position on    Indemnification of Directors
   Indemnification for Securities Act
   Liabilities

                                PROSPECTUS

                              539,179 SHARES

                                  M CORP

                               COMMON STOCK

                           ____________________

All of the 539,179 shares of Common Stock of M Corp (the "Company") offered hereby are being offered by the Company only to existing shareholders of the Company pursuant to nontransferable rights to purchase granted to the Company's shareholders. Each shareholder of record of the Company on September 30, 1998 has been granted the nontransferable right to purchase one share of the Company's Common Stock for each two shares held by the shareholder on September 30, 1998 at the purchase price of $2.00 per share cash. If any shareholder does not properly and timely exercise his right to purchase the Company's Common Stock on or before December 28, 1998, said shareholder's right to purchase shall expire on December 29, 1998 and the shares of Common Stock authorized to be purchased by the shareholder will not be offered to the public or to any other person. See Shareholder's Right To Purchase on page 7 of this Prospectus.
                           ___________________

The Common Stock offered hereby is speculative and involves various degrees of risk and other considerations which an investor should consider. See Risk Factors and Other Investment Considerations commencing on page 4 of this Prospectus.

None of the Common Stock offered hereby will be offered through underwriters and all such Common Stock is being offered solely by the Company. Expenses of this offering, which are not expected to exceed $2,000, will be paid by the Company. No commissions commissions will be paid in connection with this offering.

                           ___________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
___________________________________________________________________________

                                     Underwriting
                        Price to     Discounts and      Proceeds to
                      Shareholders   Commissions        Company(1)

Per Share..............  $2.00            $0.00             $2.00

Total.................$1,078,358          $0.00          $1,078,358

____________________________________________________________________________
(1) Before deducting estimated aggregate expenses for the offering of $2,000 payable by the Company.

         The date of this Prospectus is November __, 1998.

                         AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D. C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates.

This Prospectus constitutes part of a registration statement on Form S-2
(the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits thereto, in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street,
N. W., Washington, D. C. 20549 and copies of which may be obtained from the Commission at prescribed rates.

The Commission maintains a WEB site that contains reports, proxy and information statements and other information regarding the Company which the Company files electronically with the Commission. The address of the Commission's WEB site is http://www.sec.gov.



               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (1) the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1997;
(2) the Company's Annual Report to shareholders for the year ended December 31, 1997; (3) the Company's Quarterly Report on Form 10-QSB for the Quarter ended March 31, 1998; (4) the Company's Quarterly Report on Form 10-QSB for the Quarter ended June 30, 1998; and (5) the Company's Quarterly Report on Form 10-QSB for the Quarter ended September 30, 1998.

A copy of the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1997, a copy of the Company's Annual Report to shareholders for the year ended December 31, 1997 and a copy of the Company's Quarterly Report on Form 10-QSB for the Quarter ended September 30, 1998 accompany this Prospectus.

The Company will provide, without charge, to each beneficial owner, upon the written request of such beneficial owner, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Requests should be directed to: Secretary, M Corp, 110 Second Street South, P. O. Box 2249, Great Falls, Montana 59403 (406-727-2600).

                           PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and the notes thereto appearing elsewhere or included with this Prospectus. Except as otherwise noted herein, M Corp, a Montana corporation, and its wholly and majority-owned subsidiaries are collectively referred to herein as the "Company".

Shareholders and investors, should carefully consider the information set forth under the heading "Risk Factors and Other Investment Considerations" beginning on page 4 of this Prospectus.

The Company is a Montana corporation primarily involved through subsidiaries in the title insurance and title insurance agency businesses and in the ownership and rental of properties. Substantially all of the Company's operations are conducted within the State of Montana.

The Company has granted to each shareholder of record on September 30, 1998, the nontransferable right to purchase one share of the Company's One Dollar ($1.00) Par Value Common Stock for each two shares held by the shareholder on September 30, 1998 at the cash purchase price of Two Dollars ($2.00) per share cash. A maximum of 539,179 shares could be issued by the Company pursuant to this offering.

The net proceeds from the sale of the Common Stock will be used to fund the Company's operations.


The Company's Common Stock is not traded on any securities exchange. To the Company's knowledge, neither bid nor asked quotations for the Company's Common Stock have appeared in any established quotation system during the past several years, nor are such quotations reported in any newspapers, nor are records kept of any quotations by the National Quotation Bureau, Inc. No public market exists for the Company's Common Stock and the Company believes that the issuance of shares offered hereby will not, in and of itself, result in a public market for the Company's Common Stock.

                        Selected Financial Information
                  (Thousands of Dollars-Except Per Share Amounts)

                                                              Nine Months
                       Year Ended December 31,             Ended September 30,

                     1997    1996    1995    1994   1993       1998     1997
Earnings Statement
Total Net Revenues  $9,085  $3,275  $2,870  $4,283  $3,560    $3,771   $8,203
Net Earnings         4,073     838     799   1,446   1,023     1,281    3,656
Dividends Per Share    .25     .10     .10     .00     .00       .00      .00

Balance Sheet (at end of period)
Total Assets        26,821  24,085  20,121  19,043  13,180    25,672   24,703
Total Current
   Assets           17,261  12,364  11,079  10,459   7,853    18,430   16,616
Stockholders'
   Equity           20,802  17,289  14,786  13,483   9,951    20,937   18,694

The principal executive offices of the Company and the Company's telephone number are:

                    						M Corp
				                    		110 Second Street South
                          P. O. Box 2249
                          Great Falls, MT. 59403
                          (406)  727-2600



             RISK FACTORS AND OTHER INVESTMENT CONSIDERATIONS


The securities offered hereby involve various degrees of risk and other investment considerations. In analyzing this offering, all shareholders and prospective investors should carefully consider, among other factors, the following risk factors and other investment considerations.

The Company's Common Stock is not traded on any securities exchange. To the Company's knowledge, neither bid nor asked quotations for the Company's Common Stock have appeared in any established quotation system during the past several years, nor are such quotations reported in any newspapers, nor are records kept of any quotations by the National Quotation Bureau, Inc. No public market exists for the Company's Common Stock and the Company believes that the issuance of shares offered hereby will not, in and of itself, result in a public market for the Company's Common Stock. Therefore, investors may experience difficulty in disposing of shares of the Company's Common Stock.

The Company depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the Company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. Substantially all of the Company's consolidated retained earnings at December 31, 1997 were subject to such restrictions. At December 31, 1997, on an unconsolidated basis, M Corp had an accumulated deficit of $13,211,731.

A limited amount of dividends have been declared and paid by the Company in the past and there are no assurances as to what the Company's Board of Directors may do pertaining to the declaration of dividends in the future.

Even if all or none of the shares are purchased by existing shareholders pursuant to the right to purchase pursuant to this offering, the current controlling shareholder of the Company will continue to be in control of the Company. The controlling shareholder group of the Company has advised the Company that it will fully exercise the Right To Purchase.

Shareholders who do not fully exercise their Right to Purchase will, upon completion of the offering, own a smaller proportional interest in the Company than if they fully exercise their Right to Purchase. In addition, an immediate dilution of the net book value per share will be experienced by all shareholders as a result of the offering because the purchase price of $2.00 per share is less than the book value per share of the Company's common stock. If the rights to purchase had been fully exercised by all shareholders as of December 31, 1997, then the per share net book value of the Company's common stock as of December 31, 1997 would have decreased from $19.29 to $13.53.

Although the Company does not currently intend to issue any options or warrants, there are no assurances that options or warrants will not be issued in the future. If options or warrants are issued in the future, a possible dilution in the interest of shareholders in the Company could result.

Shareholders should be aware that the controlling shareholder group of the Company owns 90.2 percent of the Company's outstanding Common Stock and because less than 10 percent of the Company's outstanding Common Stock is held by shareholders unaffiliated with the controlling shareholder group, the Company may go private in the future. However, the Company's Board of Directors has not considered going private as of the date of this Prospectus. Montana Business Corporation Law provides for appraisal rights for shareholders to obtain fair value for their shares in the event of a reorganization or similar transaction whereby the Company would become a private company.

There is intense competition in the title insurance and title insurance agency businesses, which are businesses engaged in by FMTIC, and there can be no assurances that the Company will be profitable in those lines of businesses in the future.

Changes in the manner in which local government officials maintain records could have an adverse impact on the value of the Company's assets, including but not limited to, its title plants, and such changes could significantly increase competition and adversely affect the Company's earnings.

Changes in federal and/or state laws and/or regulations, such as allowing banking entities to operate in the title insurance business, could significantly increase competition and adversely affect the Company's earnings.

There is a great degree of risk inherent in the title insurance and title insurance agency businesses and claims made upon the Company could have a material adverse effect on the Company in the future.

There are no assurances that any or all of the shares offered hereby will be sold. The controlling shareholder group of the Company has advised the Company that it will fully exercise the Right To Purchase.

The Company's operations are located primarily within the State of Montana and any factors which adversely affect the economy within the State of Montana will adversely affect the Company's businesses and operations.

FMTIC has been notified of a possible claim by the United States Department of Justice regarding the alleged real estate settlement procedures of an unrelated party alleged to be FMTIC's agent. FMTIC believes the possible claim is without merit and that applicable statutes of limitations may bar such claim. In the event litigation is filed, FMTIC would defend its position.



                            USE OF PROCEEDS

The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $1,076,000 after deducting estimated offering expenses and assuming all shareholders elect to exercise their right to purchase. The Company plans to use the net proceeds to fund the Company's operations. The Company may make temporary investments in interest bearing deposits, including certificates of deposit, money market accounts, comparable short-term investments or government obligations.

       AUTHORITY, DETERMINATION OF OFFERING PRICE AND OTHER MATTERS

The authority to grant to each shareholder of record of the Company the Right to Purchase one additional share of the Company's $1.00 par value common stock for each two shares of the Company's $1.00 par value common stock held by the shareholder of record at the purchase price of Two Dollars ($2.00) per share cash was approved by a majority of shareholders unaffiliated with the Company's controlling shareholder group and voting on the matter at the Company's annual meeting of shareholders held on December 9, 1997. As a consequence, shareholders other than the controlling shareholder group of the Company approved and authorized the rights to purchase referred to herein.

Pursuant to the authority granted to it by a majority vote of shareholders, the Board of Directors of the Company has granted to each shareholder of record on September 30, 1998, the Right to Purchase one share of the Company's $1.00 Par Value common stock for each two shares of the Company's $1.00 Par Value common stock held of record by the shareholder on September 30, 1998 at the purchase price of $2.00 per share cash. No rights to purchase the Company's common stock have been granted to any other persons and no shares of the Company's common stock will be offered, sold or issued to any person other than the Company's shareholders of record as of September 30, 1998. The Company's Common Stock is not traded on any securities exchange.
To the Company's knowledge, neither bid nor asked quotations for the Company's Common Stock have appeared in any established quotation system during the past several years, nor are such quotations reported in any newspapers, nor are records kept of any quotations by the National Quotation Bureau, Inc. No public market exists for the Company's Common Stock and the Company believes that the issuance of shares offered hereby will not, in and of itself, result in a public market for the Company's Common Stock.


                              DILUTION

Other than options granted and exercised, the Company has not sold or otherwise issued any shares of its Common Stock to any officer, director, promoter or any other person during the past five years. The Company issued options for the purchase of 211,000 shares of the Company's Common Stock at the exercise price of $5.00 per share which options have been exercised. Although the Company does not currently intend to issue any additional options or warrants, there are no assurances that additional options or warrants will not be issued in the future. If additional options or warrants are issued in the future, a possible further dilution in the interest of shareholders in the Company could result.

The right to purchase the Company's Common Stock has been granted only to beneficial shareholders of record of the Company as of September 30, 1998, and no additional or any other rights to purchase have been granted to any other person.

As of September 30, 1998, the net tangible book value of the Company on a consolidated basis was $20,937,201 or $19.42 per share. Net tangible book value per share represents total tangible assets, less total liabilities, divided by the number of sharesof Common Stock outstanding. After the pro forma adjustments to give effect to the receipt by the Company of the estimated proceeds from the sale of 539,179 shares of Common Stock offered hereby and after deducting the estimated offering expenses, the pro forma as adjusted net tangible book value of the Company as of September 30, 1998 would have been

$13.61 per share. This represents an immediate decrease in net tangible book value of $5.81 per share to the existing shareholders of the Company and an immediate increase of $11.61 per share to those shareholders purchasing the shares of Common Stock pursuant to their right to purchase and as offered hereby.

                         SELLING SECURITY HOLDERS

None of the Common Stock offered hereby will be offered for the account of any existing shareholder. All of the Common Stock offered hereby will be issued from the Company's authorized but previously unissued Common Stock.

                              UNDERWRITING

None of the Common Stock offered hereby will be offered through underwriters and all such Common Stock is being offered solely by the Company. No commissions will be paid in connection with this offering.

                     SHAREHOLDER'S RIGHT TO PURCHASE

All of the 539,179 shares of Common Stock of the Company offered hereby are being offered by the Company only to existing shareholders of record of the Company pursuant to nontransferable rights to purchase granted to the Company's shareholders. Each shareholder of record of the Company on September 30, 1998 has been granted the nontransferable right to purchase one share of the Company's Common Stock for each two shares held of record by the shareholder on September 30, 1998 at the purchase price of $2.00 per share cash. If any shareholder does not properly and timely exercise his right to purchase the Company's Common Stock on or before the close of business on December 28, 1998, said shareholder's right to purchase shall expire on December 29, 1998 and the shares of Common Stock authorized to be purchased by the shareholder will not be offered to the public or to any other person.

All of the Common Stock offered hereby will be issued by the Company from authorized but previously unissued Common Stock. There will be no brokers fees or commissions paid by the Company. The Company will pay expenses pertaining to this offering which expenses are not expected to exceed $2,000.

Each of the Company's shareholders of record as of September 30, 1998 is provided contemporaneously herewith, with a form of Exercise Of Right To Purchase with which to notify the Company of the shareholder's election to exercise his or her Right To Purchase. The signed Exercise Of Right To Purchase form must be accompanied with the shareholder's check, bank draft or money order in the correct amount and both must be received by the Company on or before 5:00 P. M. Great Falls, Montana time on Monday, December 28, 1998. A shareholder may exercise all or a portion of his or her Right
To Purchase, subject to a minimum of ten dollars ($10.00) per order or the shareholder's maximum allowed purchase, whichever is less. The Company will not accept currency in payment of the shareholder's order nor will the Company accept any orders for more shares than the shareholder's Right To Purchase of one share for each existing two shares owned of record as of September 30, 1998. Where two or more persons are reflected on the Company's records as the shareholders of record, the Right To Purchase may be exercised by one of such persons, however, all shares of Common Stock issued by the Company pursuant to this offering will be issued in the names of the shareholders of record as reflected on the Company's records. After receipt by the Company of a properly executed form of Exercise of Right

To Purchase and payment for the shares purchased thereby, the Exercise Of Right To Purchase may not be withdrawn, modified or canceled without the consent of the Company.


    DESCRIPTION OF SECURITIES TO BE OFFERED AND OTHER MATTERS TO CONSIDER

The Company is authorized to issue 5,000,000 shares of $1.00 par value
Common Stock. As of September 30, 1998, there were 3,262,004 shares issued of which 1,078,358 shares are outstanding and the remainder of which are held by the Company as treasury shares. The Company has no other securities issued or outstanding.

Each share of Common Stock is entitled to one vote on each matter submitted to the shareholders with cumulative voting rights in the election of directors. The shares of Common Stock are fully paid and non-assessable and do not have preemptive rights. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Company does not have any plans to liquidate the Company or to sell a material amount of assets of the Company or to make any changes in management of the Company or in the Board of Directors. Shareholders should be aware that the controlling shareholder group of the Company owns 90.2 percent of the Company's outstanding Common Stock and because less than 10 percent of the Company's outstanding Common Stock is held by shareholders unaffiliated with the controlling shareholder group, the Company may go private in the future. The Montana Business Corporation Act provides for appraisal rights for shareholders to obtain fair value for their shares in the event of a reorganization or similar transaction whereby the Company would become a private company. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor.
A limited amount of dividends have been declared and paid by the Company in the past and there is no assurance as what the Board of Directors may do pertaining to the declaration of dividends in the future.

The Company's Common Stock is not traded on any securities exchange. To the Company's knowledge, neither bid nor asked quotations for the Company's Common Stock have appeared in any established quotation system during the past several years, nor are such quotations reported in any newspapers, nor are records kept of any quotations by the National Quotation Bureau, Inc. No public market exists for the Company's Common Stock and the Company believes that the issuance of shares offered hereby will not, in and of itself, result in a public market for the Company's Common Stock. Therefore, investors may experience difficulty in finding a buyer for the Company's Common Stock.

The Company depends in part upon cash dividends from its subsidiaries for the funding of its cash requirements. Dividends paid by First Montana Title Insurance Company (FMTIC), the Company's lower tier subsidiary, are restricted by statutes of the State of Montana. FMTIC is required to obtain regulatory approval before making any dividend distributions. Substantially all of the Company's consolidated retained earnings at December 31, 1997 were subject to such restrictions. At December 31, 1997, on an unconsolidated basis, M Corp had an accumulated deficit of $13,211,731.

A limited amount of dividends have been declared and paid by the Company in the past and there are no assurances as what the Board of Directors of the Company may do pertaining to the declaration of dividends in the future.

                     FINANCIAL AND OTHER INFORMATION

Included with this Prospectus are a copy of the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1997, a copy of the Company's Annual Report to Shareholders for the year ended December 31, 1997 and a copy of the Company's Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 1998.

Following are condensed, unaudited and unconsolidated financial statements of M Corp, the parent company alone. The condensed, unaudited and unconsolidated financial statements of M Corp should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report to shareholders for the year ended December 31, 1997 which are included with this Prospectus.


Condensed Balance Sheet-September 30, 1998 and December 31, 1997
                                                   1998               1997
Assets
Cash                                          $      6,128      $     36,446
Investments in Subsidiaries, at Cost             3,822,787         3,814,917
Other                                              102,291           134,757

       Total Assets                           $  3,931,206      $  3,986,120

Liabilities and Stockholders' Equity
Accounts Payable and Accrued Liabilities      $    423,553      $    523,629
Accunulated Deficit                            (13,166,569)      (13,211,731)
Other Equity                                    16,674,222        16,674,222

Total Liabilities and Stockholders' Equity    $  3,931,206       $ 3,986,120


Condensed Statements of Earnings-
   Nine Months Ended September 30, 1998 and Year Ended December 31, 1997

Charges to Subsidiaries                       $     99,000       $   132,000
Other Income                                            97             5,759
Expenses                                           (22,935)          (18,809)
Income Before Income Taxes                          76,162           118,950
Income Taxes                                        31,000            44,500

  Net Income                                  $     45,162       $    74,450

Condensed Statements of Cash Flows-
    Nine Months Ended September 30, 1998 and Year Ended December 31, 1997

Cash Flows From Operating Activities
Net Income                                    $     45,162       $    74,450
Adjustments to Reconcile Net Income to Cash
  Provided by Operations-                           58,144            17,426
Income Taxes Paid in Cash                          (25,000)          (41,650)
Net Cash Provided by Operating Activities           78,306            50,226

Cash Flows From Investing Activities
Cash Purchase of Equipment                            (632)            -
Cash Purchases of Subsidiaries                      (7,870)       (1,692,026)
Net Cash (Used) by Investing Activities             (8,502)       (1,692,026)

Cash Flows From Financing Activities
Distributions to Shareholders                     (270,152)          (11,277)
Net Advances From  Affiliates                      170,030           491,050
Issuance of Common Stock                               -           1,055,000
Net Cash Provided (Used) by Financing Activities  (100,122)        1,534,773

Net (Decrease) in Cash                             (30,318)         (107,027)

Cash-Beginning of Period                            36,446           143,473

Cash-End of Period                              $    6,128       $    36,446




                       INDEMNIFICATION OF DIRECTORS


The Company's Restated Articles Of Incorporation contains the following
Article VII: "No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision shall not eliminate or limit the liability of a Director to the extent provided by applicable law (a) for a breach of the Director's duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions that constitute willful misconduct, recklessness, or a knowing violation of law, (c) under 35-1-409 of the Montana Code Annotated, (d) for a transaction from which the Director derives an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of this Article VII. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any any acts or omissions of such Director occurring prior to such amendment or repeal."

Insofar as indemnification for liabilities under the Securities Act may be permitted directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

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                                PROSPECTUS

                                  M CORP

                              539,179 SHARES

                               COMMON STOCK

                           ____________________

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering covered by this Prospectus, If given or made, any such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered thereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.
                           ____________________





                            TABLE OF CONTENTS

                                                                 Page
              Available Information                                2
              Incorporation of Certain
                 Information by Reference                          2
              Prospectus Summary                                   3
              Risk Factors and Other Investment Considerations     4
              Use of Proceeds                                      5
              Determination of Offering Price
                 and Other Matters                                 6
              Dilution                                             6
              Selling Security Holders                             7
              Underwriting                                         7
              Shareholder's Right To Purchase                      7
              Description of Securities to be Offered
                 and Other Matters To Consider                     8
              Financial and Other Information                      9
              Indemnification of Directors                        10

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                               M Corp

Part II. Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The Company expects to incur costs and expenses in the total estimated amount of $2,000 in connection with the issuance of the shares, estimated as follows:

		Registration Fees                                          $  318.12
		Printing, Postage and Mailing                               1,681.88
  Estimated  Total                                           $2,000.00

Item 15. Indemnification of Directors and Officers.

Section 35-1-452 of the Montana Code Annotated provides that a corporation may indemnify its directors for reasonable expenses incurred in a proceeding if the director (1) conducted himself in good faith, (2) he reasonably believed that his conduct was in the corporation's best interests or not opposed to the corporation's best interests, and (3) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

As permitted by Section 35-1-216, Montana Code Annotated, the Company's Restated Articles Of Incorporation contains provisions indemnifying the Company's directors. Article VII of the Company's Restated Articles Of Incorporation states as follows: "No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, that this provision shall not eliminate or limit the liability of a Director to the extent provided by applicable law (a) for a breach of the Director's duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions that constitute willful misconduct, recklessness, or a knowing violation of law, (c) under 35-1-409 of the Montana Code Annotated, (d) for a transaction from which the Director derives an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of this
Article VII. No amendment or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any Director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal."

Item 16. Exhibits

Exhibit
Number                                      Description

  4              Reprint of Article VI of the Company's Restated Articles of
                   Incorporation pertaining to authorized capital stock

 13              Annual Report on Form 10-KSB for the Year Ended
                   December 31, 1997

 13.1            Annual Report to Shareholders for the Year Ended
                   December 31, 1997

 13.2            Quarterly Report on Form 10-QSB for the Quarter Ended
                   September 30, 1998

 99              Form of Exercise Of Right To Purchase

Item 17. Undertakings

(e)  Incorporated annual and quarterly reports.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person and to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 or Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.



(h) Request for acceleration of effective date or filing of registration statement on Form S-8.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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                                M Corp


                              SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to signed on its behalf by the undersigned, thereunto duly authorized, in the City of Great Falls, State of Montana on November 9, 1998.


                                  M Corp
                               (Registrant)


                                s./ S. M. McCann
                                S. M. McCann
                                Its President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in capacities and on the dates indicated.


Date: November 9, 1998      s./ S. M. McCann
                                S. M. McCann,
                                Principal Executive and Financial Officer,
                                Director


Date: Nivember 9, 1998      s./ Jerry K. Mohland
                                Jerry K. Mohland,
                                Principal accountant


Date: November 9, 1998      s./ R. Bruce Robson
                                R. Bruce Robson,
                                Director

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